U.S. Securities and Exchange Commission
                                Washington, D.C.

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                          Commission File Number
                                                                 33-35580-D

(Check One)

[X] Form 10-K and Form 10-KSB       [ ] Form 11-K

[ ] Form 20-F   [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For period ended: December 31, 2001

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transaction period ended __________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the certification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     Part I
                             Registrant Information
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Full Name of Registrant                      Burst.com, Inc.

Former Name if Applicable                    Instant Video Technologies, Inc.

Address of Principal Executive Officer
(Street and Number)                          613 Fourth Street, Suite 201

City, State and Zip Code                     Santa Rosa, CA  95404

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Part II - Rules 12b-25 (b) and (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semiannual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N /SAR, or portion thereof will
[X] be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(s) has been attached if applicable.

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                                    Part III
                                    Narrative
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State below in  reasonable  detail the reason why the Form 10-K,  11-K,  10-KSB,
11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

     Our independent auditors for fiscal year 2000 were BDO Seidman, LLP. On March 7, 2002, we appointed Berenfeild, Spritzer, Schecter and Sheer as our independent auditors for the fiscal year ended December 31, 2001. The change in independent auditors was recommended by our audit committee and approved by the Board of Directors in light of our reduced operations and in order to reduce auditing expenses. The Form 10-K could not be filed within the prescribed time period without unreasonable effort or expense because the new auditors only recently commenced the audit of our fiscal year 2001 financial statements and such audit has not yet been completed. The form 10-K will be filed as soon as practicable, but in no event later than the 15th calendar day following the prescribed due date. See the auditor's statement attached as Exhibit A to this form.

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                                     Part IV
                                Other Information
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.

     Richard A. Lang,                    707                       541-3874
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     (Name)                          (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As of December 31, 2001, we had an accumulated deficit of $61,356,123 and cash on hand of $6,112. Our operating expenses as of December 31, 2001 were approximately $307,410 per month. As of March 31, 2002, we had approximately $18,695 cash on hand. We had been pursuing a business plan that envisioned raising significant additional capital to continue developing and marketing our products. However, sales of our newly released products have been slower than expected and we have not been successful in raising the additional capital necessary to implement our original business plan. We believe that in view of the limited market demand for our products and the change in market conditions that emerging new technology companies have faced since April of 2000, it no longer appears realistic for us to pursue such a comprehensive, capital intensive plan. Consequently, we have reduced projected operating expenses to approximately $65,000 per month, primarily by closing all of our marketing offices and reducing our workforce from 95 to 2 (our Chief Executive Officer and Vice President of Operations).

     During the year ended December 31, 2001, we earned revenue in the amount of $118,298 compared to $499,376 for fiscal year 2000. These revenues came primarily from two new customers. We also collected patent licensing revenues from one customer, which were due to us from a licensing contract signed in 1999. During 2000, we introduced our content hosting service, which enabled customers to store their audio and video content on our servers for delivery to their end-users. We discontinued this service in 2001.

     Product cost of revenue for 2001 was primarily the cost of further development of our proprietary software product, Burstware(R), including the costs of marketing Burstware(R) to prospective customers. The product cost of revenue recorded for 2000 consisted primarily of the cost of equipment purchased from a third-party, which was resold to a customer in connection with a software sale.

     Operating expenses were $3,688,919 for the year ending December 31, 2001, excluding equipment losses and write-downs, as compared to $18,712,381 during the same period in 2000. This resulted in total operating expenses decreasing by $15,023,462 for the year ending December 31, 2001, over the same period in 2000. In 2001, research and development costs were reduced by $4,112,106, as the result of operations being curtailed due to lack of funds.

     For the year ending December 31, 2001, sales and marketing expenses were $156,027, as compared to $8,175,525 during fiscal year 2000. Sales and marketing expenses were substantially lower during 2001, due to our greatly reduced operating scope and lack of operating capital. As of April 2, 2001, all remaining sales and marketing staff were laid off, and all remote sales offices had been closed.

     For the year ending December 31, 2001, research and development expenses were $188,222 as compared to $4,300,328 during fiscal year 2000. Research and development expenses during 2001 consisted primarily of contract labor expenses incurred for enhancements to and maintenance of our Burstware(R) technology and other operating costs. The decrease for the year ending December 31, 2001 is primarily attributable to elimination of the in-house engineering staff that had previously developed and enhanced our software technologies. As of April 2, 2001, none of the research and development staff remained as full-time employees, and we substantially reduced our product development spending.

     For the year ending December 31, 2001, general and administrative expenses were $3,944,273 as compared to $6,236,528 during fiscal year 2000. General and administrative expenses consist primarily of compensation and fees for professional services, and the decrease in absolute dollars is attributable to the substantial reduction in our operations as a result of insufficient funds. We believe that general and administrative expenses will continue at reduced levels for the foreseeable future.

     We had net loss from operations of $3,570,621 for the year ending December 31, 2001, as compared to $19,609,984 during fiscal year 2000. This was a 82% decrease for the year ending December 31, 2001, over the same period in 2000. The decreased overall year-to-date loss resulted from the reduced expenditures discussed above.

     Total other expense net was $140,013 for the year ending December 31, 2001, as compared to $53,284 for the 2000 fiscal year. The increase in net other expenses was due to a $324,430 loss from the sate of Eagle Wireless common stock.

     Burst.com, Inc.
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     (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 2002               By: /s/ Richard A. Lang
      -------------------             ------------------------------------------
                                      Richard A. Lang, Chairman, Chief Executive
                                      Officer and Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
           International misstatements or omissions of fact constitute
                Federal Criminal Violations (Sec 18 U.S.C. 1001)
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

                                    EXHIBIT A

                               AUDITOR'S STATEMENT

March 29, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

In connection with the Notification of Late Filing on Form 12b-25 to be filed by Burst.com, Inc. (the "Company") with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, this is to advise you pursuant to Rule 12b-25(c) that we were only recently retained on March 7, 2002 to conduct the audit of the Company for the fiscal year ended December 31, 2001. As a result, we will be unable to complete our audit of the Company and render our opinion by the prescribed time period for filing the Company's Form 10-K.

Very truly yours,


/s/ Berenfeld, Spritzer, Schecter & Sheer

BERENFELD, SPRITZER, SHECTER & SHEER

Miami, Florida
March 29, 2002